Exhibit 99.(A)

EXHIBIT A

JOINT FILING AGREEMENT

Each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Granite City Food & Brewery Ltd., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 5th day of October, 2009.

DHW LEASING, L.LC.

/s/ Donald A. Dunham, Jr.
Donald A. Dunham, Jr., Managing Member

/s/ Donald A. Dunham, Jr.
Donald A. Dunham, Jr.

/s/ Charles J. Hey
Charles J. Hey